Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for January 2025

Passenger traffic increased year-on-year by Colombia 12.3%, 9.3% in Puerto Rico and decreased by 4.1% in Mexico

Mexico City, February 6, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for January 2025 reached a total of 6.4 million passengers, representing an increase of 1.7% compared to January 2024.

Passenger traffic increased by 12.3% in Colombia and 9.3% in Puerto Rico and declined 4.1% in Mexico. Passenger traffic growth in Colombia was driven by increases of 24.2% in international traffic and 8.7% in domestic traffic, while Puerto Rico reported increases of 20.5% and 8.0% in international and domestic traffic, respectively. In turn, Mexico reported declines of 6.5% and 0.7% in international and domestic traffic, respectively.

All figures in this statement reflect comparisons between the period from January 1 to January 31, 2025, and from January 1 to January 31, 2024. Passengers in transit and general aviation only for Mexico and Colombia.

Passenger Traffic Summary
	January		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,871,735	3,714,152	(4.1)	3,871,735	3,714,152	(4.1)
Domestic Traffic	1,623,154	1,611,881	(0.7)	1,623,154	1,611,881	(0.7)
International Traffic	2,248,581	2,102,271	(6.5)	2,248,581	2,102,271	(6.5)
San Juan, Puerto Rico	1,113,130	1,216,168	9.3	1,113,130	1,216,168	9.3
Domestic Traffic	1,001,458	1,081,636	8.0	1,001,458	1,081,636	8.0
International Traffic	111,672	134,532	20.5	111,672	134,532	20.5
Colombia	1,331,781	1,495,926	12.3	1,331,781	1,495,926	12.3
Domestic Traffic	1,022,491	1,111,795	8.7	1,022,491	1,111,795	8.7
International Traffic	309,290	384,131	24.2	309,290	384,131	24.2
Total Traffic	6,316,646	6,426,246	1.7	6,316,646	6,426,246	1.7
Domestic Traffic	3,647,103	3,805,312	4.3	3,647,103	3,805,312	4.3
International Traffic	2,669,543	2,620,934	(1.8)	2,669,543	2,620,934	(1.8)

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Mexico Passenger Traffic
		January		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,623,154	1,611,881	(0.7)	1,623,154	1,611,881	(0.7)
CUN	Cancun	824,158	813,464	(1.3)	824,158	813,464	(1.3)
CZM	Cozumel	21,480	20,079	(6.5)	21,480	20,079	(6.5)
HUX	Huatulco	62,452	57,193	(8.4)	62,452	57,193	(8.4)
MID	Merida	277,692	278,728	0.4	277,692	278,728	0.4
MTT	Minatitlan	9,880	12,697	28.5	9,880	12,697	28.5
OAX	Oaxaca	129,093	137,055	6.2	129,093	137,055	6.2
TAP	Tapachula	54,107	47,190	(12.8)	54,107	47,190	(12.8)
VER	Veracruz	122,446	126,840	3.6	122,446	126,840	3.6
VSA	Villahermosa	121,846	118,635	(2.6)	121,846	118,635	(2.6)
International Traffic		2,248,581	2,102,271	(6.5)	2,248,581	2,102,271	(6.5)
CUN	Cancun	2,096,243	1,945,595	(7.2)	2,096,243	1,945,595	(7.2)
CZM	Cozumel	56,198	46,539	(17.2)	56,198	46,539	(17.2)
HUX	Huatulco	26,230	26,897	2.5	26,230	26,897	2.5
MID	Merida	31,572	37,753	19.6	31,572	37,753	19.6
MTT	Minatitlan	674	825	22.4	674	825	22.4
OAX	Oaxaca	21,479	26,551	23.6	21,479	26,551	23.6
TAP	Tapachula	1,718	1,333	(22.4)	1,718	1,333	(22.4)
VER	Veracruz	11,387	13,685	20.2	11,387	13,685	20.2
VSA	Villahermosa	3,080	3,093	0.4	3,080	3,093	0.4
Traffic Total Mexico		3,871,735	3,714,152	(4.1)	3,871,735	3,714,152	(4.1)
CUN	Cancun	2,920,401	2,759,059	(5.5)	2,920,401	2,759,059	(5.5)
CZM	Cozumel	77,678	66,618	(14.2)	77,678	66,618	(14.2)
HUX	Huatulco	88,682	84,090	(5.2)	88,682	84,090	(5.2)
MID	Merida	309,264	316,481	2.3	309,264	316,481	2.3
MTT	Minatitlan	10,554	13,522	28.1	10,554	13,522	28.1
OAX	Oaxaca	150,572	163,606	8.7	150,572	163,606	8.7
TAP	Tapachula	55,825	48,523	(13.1)	55,825	48,523	(13.1)
VER	Veracruz	133,833	140,525	5.0	133,833	140,525	5.0
VSA	Villahermosa	124,926	121,728	(2.6)	124,926	121,728	(2.6)

US Passenger Traffic, San Juan Airport (LMM)
	January		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,113,130	1,216,168	9.3	1,113,130	1,216,168	9.3
Domestic Traffic	1,001,458	1,081,636	8.0	1,001,458	1,081,636	8.0
International Traffic	111,672	134,532	20.5	111,672	134,532	20.5

Colombia Passenger Traffic Airplan
		January		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,022,491	1,111,795	8.7	1,022,491	1,111,795	8.7
MDE	Rionegro	729,213	830,333	13.9	729,213	830,333	13.9
EOH	Medellin	112,847	101,292	(10.2)	112,847	101,292	(10.2)
MTR	Monteria	133,081	134,917	1.4	133,081	134,917	1.4
APO	Carepa	13,441	12,303	(8.5)	13,441	12,303	(8.5)
UIB	Quibdo	30,495	27,781	(8.9)	30,495	27,781	(8.9)
CZU	Corozal	3,414	5,169	51.4	3,414	5,169	51.4
International Traffic		309,290	384,131	24.2	309,290	384,131	24.2
MDE	Rionegro	309,290	384,131	24.2	309,290	384,131	24.2
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,331,781	1,495,926	12.3	1,331,781	1,495,926	12.3
MDE	Rionegro	1,038,503	1,214,464	16.9	1,038,503	1,214,464	16.9
EOH	Medellin	112,847	101,292	(10.2)	112,847	101,292	(10.2)
MTR	Monteria	133,081	134,917	1.4	133,081	134,917	1.4
APO	Carepa	13,441	12,303	(8.5)	13,441	12,303	(8.5)
UIB	Quibdo	30,495	27,781	(8.9)	30,495	27,781	(8.9)
CZU	Corozal	3,414	5,169	51.4	3,414	5,169	51.4

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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